Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (404) 581-8330

Gary D. Forsee
Chairman, President
  and Chief Executive Officer
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia 20191

> **Re:** **Sprint Nextel Corporation**
> **Definitive Schedule 14A**
> **Filed April 9, 2007**
> **File No. 1-04721**

Dear Mr. Forsee:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Overview of Compensation Philosophy and Program, page 23

1.   So that investors may understand how you used benchmarking information in
        determining annual executive compensation, please expand your description of
        the "compensation analyses of telecommunications and high-technology
        companies conducted by third parties." As part of your expanded discussion,
        ensure that you have identified each company that you considered for
        benchmarking purposes. Also discuss how your compensation committee
        considered the levels and elements of the benchmarked companies' compensation
        in determining the various levels and elements of your executive compensation.

Use of Compensation Consultants and Management Involvement, page 24

2.   Please discuss in more detail the role of your compensation consultant in your
        compensation processes and decisions, including, among other things, more
        disclosure regarding the material elements of the instructions or directions given
        to the consultant with respect to the performance of its duties. See Item
        407(e)(3)(iii) of Regulation S-K.

Elements of Compensation, page 24

3.   We refer you to Securities Act Release 8732A, Section II.B.1. Your
        compensation discussion and analysis should be sufficiently precise to identify
        material differences in compensation policies for individual officers. In this
        regard, we note the significantly higher amounts paid to Gary Forsee and Timothy
        Donahue as salary, stock awards, and option awards. Please supplement your
        disclosure to explain in more detail the reasons for the differences in the amounts
        of compensation awarded to the named executive officers.

4.   Discuss how each compensation element and your decisions regarding that
        element affected decisions regarding other elements. See Item 402(b)(1)(vi) of
        Regulation S-K. For example, discuss whether or how the amount of base salary
        that year, the value realized upon vesting that year of previously-awarded
        restricted stock, or the officer's exercise that year of in-the-money, previously-
        awarded stock options affected the committee's decisions regarding the kind or
        amount of incentive compensation to be paid to the officer for the year.

Annual Short-Term Incentive Compensation Plan, page 25

5.   On page 26, you state the type of financial and operational objectives the committee established for determining short-term incentive compensation. Please also disclose the objective targets and minimum threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Similarly address the undisclosed objective target and minimum threshold levels in the following subsection regarding long-term incentive compensation and the undisclosed performance objectives in the following subsection regarding the integration overachievement plan.

6.   On page 26, you also state that the short-term incentive compensation plan "provided for an individual performance factor that could adjust the final payout between 0 and 120% of the calculated payout based on the individual's performance." Describe the individual performance factor that the committee considers in adjusting short-term incentive payouts for each officer; address whether the performance factor differs among the officers, how the factor is determined and measured, whether it is benchmarked, etc. Finally, clarify the extent to which the committee's application of the factor led to any payout adjustment for last year.

Also, when appropriate, address in other parts of compensation discussion and analysis how individual performance operated as a factor in determining compensation element levels.

7.   Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the

relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

8.   To the extent you have available information regarding performance objective
        targets for the current fiscal year because you already have set the targets, please
        include disclosure regarding them in your compensation discussion and analysis.
        See Instruction 2 to Item 402(b) of Regulation S-K.

9.   Describe more specifically the "one or more financial or operational functional
        objectives that will be aligned with each participant's function" that you state are
        objectives for 2007 short-term incentive awards.

Change in Control, page 33

10.   We note the various arrangements you have with the named executive officers
        and various scenarios described in the section starting on page 50 discussing
        termination payment arrangements. In the compensation discussion and analysis,
        please discuss how these arrangements fit into your overall compensation
        objectives and affected the decisions you made regarding other compensation
        elements. Also, provide analysis explaining why you structured the terms and
        payout levels of these arrangements as you did.

Grants of Plan-Based Awards, page 37

11.   You state in note one to the grant of plan-based awards table that "the maximum
        estimated possible payout assumes a 200% payout for the adjusted OIBDA
        performance objective and no adjustment for individual performance." Since you
        also state that the "plan also provided for an individual performance factor that
        could adjust the final payout between 0 and 120% of the calculated payout based
        on performance versus the three objectives," please factor in the 120% individual
        performance adjustment in your presentation of the maximum in column (e) for
        purposes of Item 402(d)(2)(iii) of Regulation S-K and Instruction 2 to Item
        402(d).

        Provide similar treatment for column (h) regarding the maximum number of
        estimated future payouts for the long-term incentive compensation plan awards.

Potential Payments upon Termination of Employment or Change of Control, page 50

12.   Please summarize the pertinent definitions of "change of control," "constructive
        discharge" and "good reason," among others, so that shareholders may understand
        when payment provisions will be triggered.

13.   Consider stating, in a row in the table, each named executive officer's total

compensation following each kind of termination event.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor